September 9, 2009
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-3561
Attn: H. Roger Schwall, Assistant Director

Re:	Resolute Energy Corporation Registration Statement on Form S-4 Filed August 6, 2009 File No. 333-161076
Dear Mr. Schwall:
On behalf of Resolute Energy Corporation, a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-161076, filed on August 6, 2009 and as amended on August 31, 2009 and September 8, 2009 (the “Registration Statement”).
The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated September 8, 2009 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement. Page references in the following responses to the Staff’s comments refer to pages of the Amendment.
General
1.	Comment. Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to “you” or “your” refer to Resolute Energy Corporation or Hicks Acquisition Company I, Inc., depending on the context.

Response. The Company acknowledges the Staff’s comment and has made all related changes to all affected disclosures in the Amendment.

2.	Comment. Please respond in necessary detail to each portion of every comment that we issue. Provide us with clearly and precisely marked versions of (1) the amended disclosure and (2) each exhibit or other document that changes in response to staff comment. In your letter of response, provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.

September 9, 2009
Securities and Exchange Commission
Response. The Company acknowledges the Staff’s comment and has responded in necessary detail to each portion of every comment issued by the Staff, reflecting the amended disclosure and any changes to the exhibits or other documents provided in response to the Staff’s comment. In response to the Staff’s comment, the Company has sent the Staff precisely marked copies of the Amendment. In addition, the responses herein include references to precise pages in the marked version of the Amendment where changes appear in response to each of the Staff’s comments.

3.	Comment. When you restate the staff’s comments, please be sure to do so precisely. For example, it appears that in your letter of response you recast prior comment 27.

Response. The Company acknowledges the Staff’s comment and has restated the Staff’s comments precisely.

4.	Comment. Fill in all blanks and update the disclosure to provide the latest available information. For example, file as exhibits the signed versions of exhibits 2.2, 4.3, and 4.4 if they are available, and provide the corresponding dates in the exhibit index.

Response. In response to the Staff’s comment, the Company has filed the signed version of Exhibit 2.2 and has revised the disclosure in the meeting notices and on pages 1, 98 and 125 of the Amendment. With regards to Exhibits 4.3 and 4.4, the Company has provided updated disclosure on pages 254 and 132, respectively, and clarified that such exhibits will be executed in connection with the closing of the Acquisition. In addition, the Company has filed an amended Exhibit 99.3 in response to the Telephonic Comment.
Proxy Statement / Prospectus Cover Page
5.	Comment. We remind you of prior comments 10 and 13. Where you provide the board’s recommendation, identify by name Mr. Hicks, and briefly identify the nature of his conflicts of interest.

Response. In response to the Staff’s comment, the cover page and the meeting notices have been revised to identify Mr. Hicks. In addition, the nature of Mr. Hicks’ conflict of interest has been described in more detail at pages 4-5, 21-22, 61, 95, 97 and 111-113 of the Amendment.

6.	Comment. Also replace “Sponsor” with Mr. Hicks’ name at every place such references appear throughout the document, including tabular disclosure, providing clarifying text as appropriate. In that regard, we note that footnote 8 at page 236 makes clear that he is the sole member of the general partner of HACI’s sponsor. See generally Exchange Act Rule 13d-3.

Response. We note that although Mr. Hicks is the sole member of the general partner of the Sponsor, the general partner owns only a 0.01% interest in the Sponsor. Mr. Hicks, together with his charitable foundation and estate planning entities for his family, owns approximately 80% of the limited partnership interests attributable to the Founder Shares and Founder Warrants and 100% of the limited

September 9, 2009
Securities and Exchange Commission
partnership interests attributable to the Sponsor Warrants, while the remaining 20% limited partnership interests attributable to the Founder Shares and Founder Warrants are owned directly or indirectly by various employees of Mr. Hicks, including HACI officers. Accordingly, in response to the Staff’s comment, certain references to “Sponsor” have been replaced with HH-HACI, L.P. and additional disclosure regarding the relationship between the Sponsor and Mr. Hicks has been added in appropriate places throughout the Amendment. Specifically, pages 1, 4, 8, 17, 21, 36, 61, 86, 111-113, 247 and 252 of the Amendment have been revised.

7.	Comment. It appears more precise to refer to “Conflicts of Interest” rather than “Potential Conflicts of Interests.” At a minimum, the referenced section should refer to “Conflicts of Interest and Potential Conflicts of Interest,” etc. Refer to prior comment 19. Similarly, where board members have interests that differ from those which public security holders have, revise to eliminate the suggestion that they merely “may” have interests that “may” conflict. See generally comment 18 from our initial comment letter.

Response. We respectfully submit that HACI’s officers and directors do not necessarily have conflicts of interest with the public securityholders. In fact, their interests as prospective stockholders in the Company are aligned with those of the public stockholders in that both the officers and directors and the public stockholders stand to benefit in the event that the business combination with the Company turns out to be a successful business combination. However, we have (i) moved up the risk factor regarding potential conflicts to page 61 of the Amendment and revised such risk factor, (ii) highlighted the potential conflicts in the introduction to the risk factors on page 45 of the Amendment and (iii) highlighted the potential conflicts in the introduction to the question and answer section on page 1 of the Amendment.

Furthermore, in response to the Staff’s Comment 9, additional disclosure has been added to pages 4-5, 21-22 and 112-113 of the Amendment quantifying the dollar amount of the interests of HACI directors in completing the contemplated Acquisition.

8.	Comment. We recognize that the HACI initial public offering involved units comprised of common stock and warrants, and we note that the units, common stock, and warrants all are listed separately on the NYSE Alternext US. But if a substantial portion of those holding common stock are believed to also hold warrants, briefly make clear that there may be adverse tax consequences to holders of warrants (or “units”) as a result of the warrant amendment even if the acquisition of shares of Resolute would otherwise be tax neutral to HACI stockholders. Add a cross reference to the more detailed disclosure that appears elsewhere, and ensure that any discussion of the impact on stockholders does not ignore the reality (if true) that a substantial portion of those holding HACI common stock also hold HACI warrants.

Response. Based on information provided by Citi Global Markets, Inc., as of June 30, 2009 approximately 43% of the holders of HACI Common Stock also own HACI warrants. In response to the Staff’s comment, additional disclosure has been added to the cover page of the Amendment to the effect that there may be adverse tax consequences to holders of HACI

September 9, 2009
Securities and Exchange Commission
warrants even if the transaction would otherwise be neutral to stockholders. A cross reference has also been added to page 267 of the Amendment for a further discussion with respect to stockholders who also own warrants.
Questions and Answers, page 1
9.	Comment. We note your response to prior comment 12, including the revisions to the first bullet point on page 4. Provide further revised disclosure for each board member with conflicts to quantify the actual amount at issue. For example, for Mr. Hicks, quantify the aggregate potential financial impact on the value of his securities if the transaction does not occur. Also disclose clearly the aggregate amount at issue when all directors’ interests are combined. In addition to values based on current market value, you also may discuss the amount at issue based on the purchase price of the various securities at issue.

Response. In response to the Staff’s comment, the requested revised disclosure has been added to pages 4-5, 21-22 and 112-113 of the Amendment.
Summary, page 14
Conditions to Completion of the Acquisition, page 17
10.	Comment. We note your responses to prior comments 17 and 24, as well as your response to original comment 22. Other than the Risk Factor mention at page 64, you appear to have removed any references to resolicitation. Revise to clarify how the information would be “provided to stockholders and warrantholders.” Also disclose explicitly what will constitute the minimum “reasonable time” you reference, preferably in terms of a designated number of full business days.

Response. Such supplemental disclosure would be provided via means of a press release issued by HACI, the filing of related disclosure on Form 8-K, and a supplement to the proxy statement/prospectus. Such supplemental disclosure would be issued at a minimum of two business days prior to any vote on the matters addressed in the proxy statement/prospectus (other than votes on adjournment proposals), although it would be unlikely that any such supplement to the proxy statement/prospectus would be received by the stockholders and warrantholders prior to such vote if mailed only two business days prior to the relevant vote. In the event that there was a waiver of any particular condition that would be sufficiently material to warrant supplemental disclosure within two business days of the relevant vote, supplemental disclosure would be issued by HACI, but HACI would also approach stockholders and warrantholders who voted in favor of the relevant proposals to confirm that they are aware of the supplemental disclosure before counting any of their respective votes.

In response to the Staff’s comment, corresponding disclosure has been added on pages 20, 68 and 133 of the Amendment.

September 9, 2009
Securities and Exchange Commission
11.	Comment. Although it is not listed as a condition, disclose your undertaking to recirculate and resolicit the vote in the event that there will be a material change to the tax consequences that you disclose. For example, it would appear to be a per se material change if counsel no longer is of the opinion that the acquisition will qualify as a 351(a) transaction and if HACI stockholders would therefore recognize gain or loss. Refer to prior comment 18.

Response. In the event that Akin Gump Strauss Hauer & Feld LLP withdrew such opinion, HACI would prepare and distribute a revised proxy statement/prospectus with related disclosure to that effect and resolicit votes for the Warrant Amendment Proposal, the Charter Amendment Proposal-Existence, the Charter Amendment Proposal-Purpose and the Acquisition Proposal.

In response to the Staff’s comment, corresponding disclosure has been added at page 267 of the Amendment.

12.	Comment. We note the revised disclosure in the sixth bullet point. Clarify how the default you discuss at page 51 is characterized for this purpose, as well as whether a waiver would be necessary in light of the default.

Response. The defaults discussed on page 51 have either been waived or are subject to a standstill covenant pursuant to the applicable credit agreement, and therefore, such defaults are excepted from the closing condition related to defaults under the material indebtedness of the Company or the Acquired Entities. In accordance with the Staff’s comment, the Company has revised the disclosure on pages 19, 55 and 134 of the Amendment.
Opinion of Stephens, page 106
13.	Comment. We refer you to prior comment 34. Although we cited the third paragraph of this section, it appears that you responded with regard to the fourth paragraph. We reissue that portion of the comment, as well as the portion of the comment that cited the opinion as being “addressed to the board of directors” in the fourth paragraph.

Response. In response to the Staff’s comment, the relevant disclosure has been revised on page 115 of the Amendment to reference the assumptions set forth in the proxy statement/prospectus rather than the opinion itself. In addition, the reference to the opinion being addressed to the board of directors in the fourth paragraph was deleted in the prior Amendment.

14.	Comment. We note the new parenthetical disclosure at page 113, “other than HACI Common Stock,” and we refer you to comment 8 of this letter. If, as appears to be the case, the opinion addresses the fairness to HACI and its stockholders, but excludes an opinion regarding the fairness to HACI warrantholders, revise the fourth paragraph to state this explicitly in the

September 9, 2009
Securities and Exchange Commission
same bold face type. In that case, also provide an explanation in the “HACI’s Board of Director’s Reasons” discussion as to why the board did not request that the advisor render a fairness opinion with regard to the public holders of HACI warrants or HACI units. Conversely, if in all such cases, the intention is to include holders of warrants and units within the group referred to as “stockholders,” revise to make this clear.

Response. HACI’s board of directors did not request that Stephens provide an opinion as to the fairness of the transaction to HACI’s warrantholders from a financial point of view. In not making this request, HACI’s board of directors considered that the relationship between HACI and the warrantholders was a relationship that was contractual in nature, as opposed to a fiduciary relationship and that if a business combination was not consummated, the Public Warrants would expire worthless. In addition, as noted in the section entitled “The Acquisition—Background of the Acquisition”, HACI considered a revised structure for the Public Warrants that it anticipated would be appealing to the holders of Public Warrants and would garner enough support from the holders of Public Warrants for an amendment to the warrant agreement that governs the Public Warrants.

In response to the Staff’s comment, corresponding disclosure has been added on page 108 of the Amendment.
Material U.S. Federal Income Tax Consequences, page 258.
Tax Consequences of the Merger, page. 259
15.	Comment. Revise, the first paragraph to make clear that the balance of the discussion flows from the Section 351 opinion counsel is rendering, rather than suggesting that it “assumes” Section 351 treatment. In that regard, see comment 27 from our initial comment letter.

Response. In response to the Staff’s comment, the disclosure on pages 268-269 of the Amendment has been revised.

16.	Comment. With regard to the discussion of “Combination Holders” and the tax treatment of units, we direct you to comment 8 from this letter. Clarify whether most holders likely are “combination holders” for purposes of the opinion.

Response. In response to the Staff’s comment, the disclosure on pages 268-269 of the Amendment has been revised.

Telephonic Comment (9/8/09). By teleconference between Mr. Levenberg and Mr. Deeken on September 8, 2009, the Staff issued an additional comment that the two proposed amendments to the HACI charter should be unbundled and stated as two separate proposals.

Response. In response to the Staff’s comment, the two proposed amendments to the HACI charter have been unbundled and stated as two separate proposals, and the disclosures on the cover page and stockholder notice and on pages 16 and 94-97 of the Amendment and Exhibit 99.3 to the Amendment have been revised accordingly.

September 9, 2009
Securities and Exchange Commission
If you have any questions with respect to the foregoing, please call the undersigned at (303) 534-4600 or Ronald R. Levine, II at (303) 892-9400.
Sincerely,
/s/ James M. Piccone
James M. Piccone
President and General Counsel